OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response. .	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

    Under the Securities Exchange Act of 1934

(Amendment No.            )*

The Thirty-Eight Hundred Fund, LLC

(Name of Issuer)

Limited Liability Company Interests designated as common shares

(Title of Class of Securities)

N/A

(CUSIP Number)

Joseph R. York

President and Chief Executive Officer

Thirty-Eight Hundred Investments Limited

3800 Howard Hughes Parkway

Las Vegas, NV 89169-0925

Telephone Number: (702) 791-6346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons Thirty-Eight Hundred Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. N/A

1.	Names of Reporting Persons. Bitterroot Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. N/A

1.	Names of Reporting Persons. IntraWest Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. N/A

1.	Names of Reporting Persons. Violet Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. N/A

1.	Names of Reporting Persons. Pelican Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. N/A

1.	Names of Reporting Persons. Iris Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. N/A

1.	Names of Reporting Persons. Wells Fargo Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, BK

CUSIP No. N/A

1.	Names of Reporting Persons. WFC Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. N/A

1.	Names of Reporting Persons. Wells Fargo & Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None.
8. Shared Voting Power 5
9. Sole Dispositive Power None.
10. Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.	Security and Issuer

This Schedule 13D relates to the limited liability company interests designated as common shares (the “Limited Liability Company Interests”), of The Thirty-Eight Hundred Fund, LLC, a Delaware limited liability company (the “Company”). The Company is a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), with principal executive offices at 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89169.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the following persons (the “Reporting Persons”):

Thirty-Eight Hundred Investments Limited (“Thirty-Eight Hundred Limited”) is a Cayman Islands exempted company primarily engaged in the business of asset management.

Bitterroot Asset Management, Inc. (“Bitterroot”) is a Cayman Islands exempted company primarily engaged in the business of asset management.

IntraWest Asset Management, Inc. is a Delaware corporation primarily engaged in the business of asset management.

Violet Asset Management, Inc. is a Delaware corporation primarily engaged in the business of asset management.

Pelican Asset Management, Inc. is a Delaware corporation primarily engaged in the business of asset management.

Iris Asset Management, Inc. is a Delaware corporation primarily engaged in the business of asset management.

Wells Fargo Bank, National Association is a national banking association organized under the laws of the United States, whose business address is 101 North Phillips Street, Sioux Falls, SD 57104.

WFC Holdings Corporation is a Delaware corporation primarily engaged in the business of investing in securities, whose business address is 420 Montgomery St., San Francisco, CA 94163.

Wells Fargo & Company is a corporation organized under the laws of Delaware and a financial holding company and bank holding company registered under the Bank Holding Company Act of 1956, as amended. Wells Fargo & Company is a diversified financial services company that through its subsidiaries provides banking, insurance, investments, mortgage banking and consumer finance business in the U.S. and in other countries. Wells Fargo & Company’s principal business address is 420 Montgomery St., San Francisco, CA 94163.

Except as otherwise indicated in this Item 2, the principal business address of each Reporting Person is 3800 Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89169-0925.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Thirty-Eight Hundred Limited directly owns the 5 Limited Liability Company Interests of the Company that are currently issued and outstanding. The remaining Reporting Persons are deemed to share beneficial ownership of such Limited Liability Company Interests by virtue of their direct (with respect to Bitterroot) or indirect ownership of 100% of the equity interests of Thirty-Eight Hundred Limited.

On April 15, 2003, the Company (formerly known as Jerboa Funding, LLC) duly authorized and validly issued 5 Limited Liability Company Interests to Bitterroot, representing 100% of the Limited Liability Company Interests in the Company, for an initial contribution of $1000. The source of such funds was working capital.

On December 28, 2007, Bitterroot assigned, transferred and conveyed all such 5 Limited Liability Company Interests to Thirty-Eight Hundred Limited which was admitted as the sole member of the Company and Bitterroot ceased to be a member of the Company.

In addition, Thirty-Eight Hundred Limited has and may from time to time in the future directly make additional capital contributions to the Company without receiving any additional Limited Liability Company Interests.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Schedule 13D solely as a result of the Company registering as a closed-end investment company under the 1940 Act. The Company filed a Notification of Registration on Form N-8A on December 28, 2007. The Reporting Persons owned, directly and indirectly, 100% of the Limited Liability Company Interests of the Company prior to such filing.

The Reporting Persons acquired beneficial ownership of the Limited Liability Company Interests reported herein for investment purposes.

The Reporting Persons presently plan to cause the Company to offer up to 4,500 senior subordinated notes of the Company at $100,000 per note (the “Notes”) for an aggregate principal amount of up to $450,000,000. The offer and sale of the Notes are not intended to be registered under the Securities Act of 1933, as amended (the “Securities Act”), and are intended to be issued in transactions that are exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act. Investments in the Notes may only be made by entities or persons that are not a “U.S. person” within the meaning of Regulation S under the Securities Act.

Thirty-Eight Hundred Limited has and may from time to time in the future directly make additional capital contributions to the Company without receiving any additional Limited Liability Company Interests.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, limited liability company agreement, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The Company has issued and outstanding 5 Limited Liability Company Interests.

Thirty-Eight Hundred Limited directly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Bitterroot indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

IntraWest Asset Management, Inc. indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Violet Asset Management, Inc. indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Pelican Asset Management, Inc. indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Iris Asset Management, Inc. indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Wells Fargo Bank, National Association indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

WFC Holdings Corporation indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Wells Fargo & Company indirectly beneficially owned 5 Limited Liability Company Interests, which represents 100% of the outstanding Limited Liability Company Interests, as of the date of this Schedule 13D.

Wells Fargo & Company directly owns 100% of WFC Holdings Corporation. WFC Holdings Corporation and Wells Fargo & Company directly or indirectly own 100% of Wells Fargo Bank, National Association. Wells Fargo Bank, National Association directly owns 100% of Iris Asset Management, Inc. Iris Asset Management, Inc. directly owns 100% of Pelican Asset Management, Inc. Pelican Asset Management, Inc. directly owns 100% of Violet Asset Management, Inc. Violet Asset Management, Inc. directly owns 100% of IntraWest Asset Management, Inc. IntraWest Asset Management, Inc. directly owns 100% of Bitterroot. Bitterroot directly owns 100% of Thirty-Eight Hundred Limited. Thirty-Eight Hundred Limited directly owns 100% of the Limited Liability Company Interests of the Company.

Each Reporting Person has shared voting power and shared dispositive power with respect to 5 Limited Liability Company Interests of the Company.

Except as described herein, the Reporting Persons effected no transactions in Limited Liability Company Interests during the past 60 days.

No other person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Limited Liability Company Interests reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Reporting Persons and the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:                    Joint Filing Agreement dated as of February 22, 2008, by and among

Thirty-Eight Hundred Investments Limited; Bitterroot Asset Management, Inc.; IntraWest Asset Management, Inc.; Violet Asset Management, Inc.; Pelican Asset Management, Inc.; Iris Asset Management, Inc.; Wells Fargo Bank, National Association; WFC Holdings Corporation; and Wells Fargo & Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2008
Date

THIRTY-EIGHT HUNDRED INVESTMENTS LIMITED

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

BITTERROOT ASSET MANAGEMENT, INC.

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

INTRAWEST ASSET MANAGEMENT, INC.

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

VIOLET ASSET MANAGEMENT, INC.

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

PELICAN ASSET MANAGEMENT, INC.

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

IRIS ASSET MANAGEMENT, INC.

/s/ Cindy L. Webb
By: Cindy L. Webb
Its: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ Paul R. Ackerman
By: Paul R. Ackerman
Its: Executive Vice President and Treasurer

WFC HOLDINGS CORPORATION

/s/ Paul R. Ackerman
By: Paul R. Ackerman
Its: Executive Vice President and Treasurer

WELLS FARGO & COMPANY

/s/ Paul R. Ackerman
By: Paul R. Ackerman
Its: Executive Vice President and Treasurer

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 22, 2008, by and among Thirty-Eight Hundred Investments Limited; Bitterroot Asset Management, Inc.; IntraWest Asset Management, Inc.; Violet Asset Management, Inc.; Pelican Asset Management, Inc.; Iris Asset Management, Inc.; Wells Fargo Bank, National Association; WFC Holdings Corporation; and Wells Fargo & Company.